EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made and entered into as of the 1st day of May, 2011, by and between Peak Minerals, Inc., a Delaware corporation (the “Company”), and Woods Silleroy, an individual (“Silleroy”).

WHEREAS, the Company is a natural resources development company organized, inter alia, to develop production, sale and distribution of potash and/or associated saline minerals;

WHEREAS, the Company desires to assemble an experienced management team with expertise in natural resource development;

WHEREAS, Silleroy has experience and expertise in areas necessary to the Company’s success;

WHEREAS, the Company and Silleroy now wish to formalize the terms and conditions of Silleroy’s employment in this Agreement.

NOW, THEREFORE, for a good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1—DEFINITIONS AND INTERPRETATION

1.1           In this Agreement:

“Cause” shall have the meaning set forth in Section 7.2 of this Agreement.

“Change of Control” means the occurrence of any one or more of the following events: (a) a consolidation, merger, amalgamation, arrangement, share exchange or other reorganization or acquisition in which the Company or another company wholly or majority-owned by the Company’s Parent is not the continuing or surviving entity; (b) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all the assets, rights or properties of the Company to any other person or entity, other than the disposition to a wholly or majority-owned subsidiary of the Company or the Company’s Parent in the course of a reorganization of the assets of the Company or the Company’s Parent; and (c) any person, entity or group of persons acting jointly or in concert, who as of the date of this Agreement do not directly or indirectly control 50.1% or more of the voting stock of the Company or the Company’s Parent (“Acquiror”), acquires or acquires control directly or indirectly of voting stock of the Company or the Company’s Parent which when added to shares already controlled by the Acquiror constitutes 50.1% or more of the voting stock of the Company or the Company’s Parent (regardless of whether a meeting has been called to elect directors).

“Company’s Parent” means EPM Mining Ventures Inc., a corporation organized under the laws of the Yukon.

“Confidential Information” means:

(a)
any technical, corporate, economic, marketing or other information, knowledge or data relating to the Company or any related corporation or their business, including without limitation, information, knowledge, or data relating to inventories, research, inventions, development, manufacture, purchasing, accounting, engineering, marketing, merchandising, selling, trade secrets, trade lists, processes, products, techniques, services, inventions, “know-how” or ideas for the improvement of the Company’s or any related corporation’s operations or any of their respective products or services obtained from any source, including without limitation, by observance of the equipment or facilities in the Premises (as defined below in this Article), audibly, in conference or conversation, or from any form of writings, drawings, specifications, analyses, compilations, studies, manuals, photographs, computer software of any kind, computer disks and printouts or other machine readable reports;

(b)	any knowledge of any business or financial opportunity being considered or being implemented by the Company or any related corporation;

(c)
any information regarding the Company’s or any related corporation’s business, including without limitation, reports on the results of research and development work conducted by or on their behalf; and

(d)	any information, knowledge or data acquired by the Company or any related corporation from others which the Company or any related corporation has agreed not to disclose or divulge;

Provided however, the following information shall not constitute “Confidential Information.”  Information which:

(e)	at the time of receipt or development by Silleroy is in the public domain as evidenced by printed publication or otherwise; or

(f)
after receipt or development by Silleroy becomes part of the public domain by publication or otherwise through no fault of Silleroy’s and without breach of any agreement with or duty of confidentiality to the Company or any related corporation; or

(g)
was in Silleroy’s possession at the time of disclosure by the Company or any related corporation to him, was not acquired by Silleroy from the Company or any related corporation or from someone who acquired it under an agreement with or duty of confidentiality to the Company or any related corporation and was not developed by Silleroy in the scope of his employment.

“Inventions” means works, discoveries, concepts and ideas, whether patentable or not, including but not limited to products, processes, methods, formula and techniques as well as improvements thereof or “know-how” related thereto and suggestions of improvements to existing practices, products or designs or “know-how” related thereto and also all copyright, industrial design and other intellectual property rights, and which relate to any present or prospective activity of the Company or any related corporation; provided, however, that the definition of Inventions does not apply to any invention for which no equipment, supplies, facility or Confidential Information of the Company or any related corporation was used, which was developed entirely on Silleroy’s own time, and which does not:

(a)	relate to the business of the Company or any related corporation;

(b)	relate to the Company’s or any related corporation’s actual or demonstrably anticipated processes, research or development; or

(c)	result from any work performed by Silleroy for the Company.

“Premises” means any and all premises from time to time at which the Company or any related corporation carries on its business or any aspect thereof (including without limitation, research, development and production of products) and also any premises where the same is carried on by others on behalf of the Company or any related corporation.

ARTICLE 2—POSITION, DUTIES AND AUTHORITY

2.1           Position

The Company agrees to employ Silleroy as Vice President of Operations of the Company.

2.2           Duties and Authority

Silleroy agrees to devote the time, attention, skill and effort necessary to the successful performance of his duties under this Agreement and to discharge the duties and responsibilities as Vice President of Operations in accordance with the lawful directions of the Company.  Silleroy may engage in other activities, such as activities involving professional, charitable, educational, religious and similar types of organizations, speaking engagements, membership on the board of directors of other organizations and personal investments and similar type activities to the extent that such other activities do not inhibit or prohibit the performance of his duties under this Agreement or conflict in any material way with his duty to the Company or adversely affect his judgment in the performance of his duties under this Agreement.  If Silleroy wishes to serve on the board of directors of another organization or provide any service for compensation for another organization, Silleroy must disclose the board service or other service in writing to the Chief Executive Officer of Company’s Parent and obtain the Chief Executive Officer’s written agreement.

ARTICLE 3—REMUNERATION

3.1           Salary

The Company shall pay to Silleroy a base annual salary of One Hundred and Fifty Thousand Dollars ($150,000).

3.2           Benefits

Silleroy shall be entitled to, but shall not be obligated to participate in, and to receive all rights and benefits under any retirement plan, life insurance, deferred compensation plan, disability, medical, dental, health and accident plans maintained by the Company for managers from time to time in accordance with the terms thereof.

3.3           Bonus

In addition to his base annual salary, Silleroy shall be eligible for a discretionary bonus of 35% of base annual salary based upon his performance and the performance of the Company.  Silleroy’s performance will be evaluated by the Chief Executive Officer of the Company’s Parent based upon management objectives established by the Chief Executive Officer in consultation with Silleroy during the first three months of the Initial Term or any subsequent term.  The bonus may be increased for exceptional performance at the discretion of the Chief Executive Officer.

3.4           Vacation

Silleroy shall be entitled to four (4) weeks of paid vacation per calendar year to be taken at a time or times acceptable to Silleroy and the Company.

3.5           Expenses

The Company shall reimburse Silleroy for all reasonable and necessary expenses, including travel and promotion, incurred in carrying out Silleroy’s duties for the Company.  Silleroy shall support any claim for reimbursement with receipts.

ARTICLE 4—COVENANTS OF THE EMPLOYEE

4.1           Confidential Information

Silleroy agrees that all right, title and interest in the Confidential Information is and shall remain the exclusive property of the Company, and Silleroy covenants with the Company that, except as authorized or directed in writing by the Company, he shall keep the Confidential Information strictly confidential and he will not:

(a)
disseminate or divulge to any person, except as may be necessary in the course of his employment, or use for the benefit of himself or any person other than the Company, any Confidential Information which is disclosed to, developed by or otherwise becomes known by him;

(b)	use any of the Confidential Information for any purpose other than the business of the Company as authorized and directed by the Company;

(c)	remove Confidential Information from the Premises without a valid business purpose.

4.2           Continuation of Obligations

The obligations of Silleroy under Section 4.1 shall continue during the course of his employment with the Company and, unless otherwise authorized in writing by the Company, shall continue after the termination of such employment.

4.3           Return of Company Property

Upon termination of his employment with the Company, Silleroy shall immediately return to or leave with the Company all documents, records, notebooks, disks, drives and similar repositories of Confidential Information and any analyses or derivative work relating to the Confidential Information, and all other property of the Company then in Silleroy’s possession, whether prepared by Silleroy, the Company or any third party.

4.4           Ownership of Inventions

All Inventions made, devised, or discovered by Silleroy, whether by himself or jointly with others, from the time of entering the Company’s employ until one (1) year after the termination of his employment, relating or pertaining to the business of the Company, shall be promptly disclosed in writing to the Company and shall inure to the benefit of the Company and become and remain its sole and exclusive property without any charge to the Company, unless proved by Silleroy to have been conceived, discovered or made after termination of his employment with the Company.  Silleroy agrees to execute any assignments to the Company or its nominee of his entire right, title, and interest in and to any such Inventions, and to execute any other instruments required for obtaining patents in the United States and in any foreign country.  Silleroy further agrees to cooperate to the extent and in a manner reasonably requested by the Company in the prosecution or defense of any patent claims or any litigation or other proceeding involving any Inventions covered by this Agreement, provided that all expenses thereof shall be paid by the Company.

ARTICLE 5—NON-COMPETITION

5.1           Covenant Not to Compete

Silleroy covenants and agrees with the Company while he is employed by the Company and for a period of six (6) months following Silleroy’s resignation or termination for any reason, that Silleroy will not as an owner, director, trustee, manager, member, employee, consultant, partner, principal, agent, representative or stockholder, either individually, in partnership, jointly or in conjunction with any person or association, directly or indirectly, carry on or be engaged in, lend money to or guarantee the debts or obligations of, any person or persons, including, without limitation, any individual, firm, association, company, corporation, or other business enterprise, engaged in or concerned with any business that competes with the business of the Company in Millard or Beaver County in Utah.  For purposes of this Agreement the business of the Company is the identification of and research concerning opportunities to develop properties that produce potash and/or associated saline minerals, the development of such properties and/or the production, sale, distribution or use of potash and/or associated saline minerals.

5.2           Ownership of Publicly Owned or Traded Securities

Nothing contained in this Agreement shall be deemed to prevent or limit the right of Silleroy to own capital stock or other securities of any corporation which are publicly owned or regularly traded in the over-the-counter market or on any securities exchange.

5.3           Solicitation of Customers

During the period identified in Section 5.1 above, Silleroy shall not directly or indirectly, on his own behalf or on behalf of any other person, solicit any customer of the Company for the purpose of marketing or providing any product or service competitive with any product or service offered by the Company or which the Company has made plans to offer.  For the purposes of this provision, customer shall include those doing business with the Company at the time of Silleroy’s termination or who have done business with the Company in the previous twenty-four (24) months.

5.4           Solicitation of Employees

During the period identified in Section 5.1 above, Silleroy shall not, directly or indirectly, solicit or hire any person who is at the time of Silleroy’s termination or was at any time during the preceding twelve (12) months an employee of the Company.

ARTICLE 6—INJUNCTIVE RELIEF

Silleroy recognizes and acknowledges that a breach of the covenants contained in Articles 4 or 5 of this Agreement will cause irreparable damage to the Company, the exact amount of which will be difficult or impossible to ascertain and that the remedies at law for any such breach will be inadequate.  Accordingly, Silleroy agrees that, in the event of a breach of any of the covenants contained in Articles 4 or 5, the Company will be entitled to obtain specific performance and injunctive relief to the fullest extent permitted by applicable law without posting of any bond or other security.  Silleroy agrees that such specific performance and injunctive relief will be in addition to any other remedy which may be available to the Company.

ARTICLE 7—TERMINATION

7.1           Resignation

Silleroy may resign as an employee of the Company at any time by giving sixty (60) days’ written notice.  All obligations of the Company under this Agreement shall terminate as of the effective date of Silleroy’s resignation.  The Company at its sole discretion may accelerate the effective date of Silleroy’s resignation.  If the Company accelerates the effective date of Silleroy’s resignation, the Company shall pay Silleroy all salary and benefits that he would have earned during the remainder of the sixty-day notice period.

7.2           Termination For Cause

The Company may immediately terminate Silleroy’s employment for cause.  For the purposes of this Agreement, termination for “Cause” means termination for one or more of the following reasons:

(a)
The failure of Silleroy to render services to the Company in accordance with his obligations under this Agreement, which failure amounts to willful misconduct or extended gross neglect of his duties after written notice by the Company to cure such failure and Silleroy’s failure or inability to do so within thirty (30) days of such notice;

(b)	Any material breach by Silleroy of this Agreement or willful or material violation by Silleroy of the written policies of the Company;

(c)	Silleroy’s commission of any act of dishonesty, fraud, embezzlement, misappropriation or breach of fiduciary duty or falsification of any documents or records related to the Company;

(d)	Silleroy’s unlawful use (including being under the influence of illegal drugs) or possession of illegal drugs while on the Premises or while performing his duties and responsibilities; or

(e)
The conviction of Silleroy (including any plea of guilty or nolo contendere or any unadjudicated probation) of any crime involving moral turpitude or violence or that impairs Silleroy’s ability to perform his duties with the Company.

The Company shall give Silleroy written notice that he is being terminated for Cause, which shall be effective upon giving notice.  All obligations of the Company under this Agreement shall terminate as of the date of giving notice of termination for Cause.

7.3           Death

In the event of Silleroy’s death during the term of this Agreement, his employment shall immediately terminate.  All obligations of the Company under this Agreement shall terminate as of the date of death, except salary and benefits accrued through the date of death shall be paid to Silleroy’s estate on the regularly scheduled dates for payment.

7.4           Disability

The Company may terminate Silleroy’s employment under this Agreement, immediately upon notice to Silleroy, in the event that Silleroy becomes disabled.  Disabled shall mean Silleroy’s inability due to a physical or mental impairment to perform the essential functions of his position, with or without a reasonable accommodation.  In the event of such termination, all obligations of the Company under this Agreement shall terminate as of the date of notice to Silleroy, except that Silleroy shall be entitled to receive salary and benefits accrued through the date of termination and such other compensation as may be payable under applicable disability insurance, if any, provided by the Company.

7.5           Termination Without Cause

If Silleroy is terminated by the Company without “Cause” as defined above (for any reason other than death or disability), then the Company shall give Silleroy written notice of such termination, which shall be effective upon giving notice.  The Company shall pay to Silleroy on its regular pay dates following the termination a severance payment equal to the total of:

(a)	an amount equal to six (6) months’ base salary at the rate at which Silleroy was being paid at the termination date; plus

(b)
an amount equal to six (6) months’ premium contributions paid on behalf of Silleroy immediately prior to the termination date in connection with his participation in the Company’s health insurance plan, if any, and retirement plan, if any.

(c)
None of the benefits described in this Section 7.5 will be payable unless Silleroy has signed a general release which has become irrevocable in a form acceptable to the Company in the reasonable exercise of its discretion releasing the Company and any related corporation and their officers, directors, agents and employees from any and all claims and potential claims arising from or related to Silleroy’s employment and the termination of that employment.

7.6           Termination Upon Change of Control

Upon a Change of Control as defined in Section 1 above and the occurrence of one or more of the following events: (i) an adverse change in any of the duties, powers, rights, discretion, salary or benefits of Silleroy as such exist immediately prior to the Change of Control, (ii) a diminution of Silleroy’s title as it exists immediately prior to the Change of Control, (iii) a change in reporting relationships such that Silleroy reports to a person in a lower level of authority than he reported to immediately prior to the Change of Control, or (iv) a change in the location at which Silleroy is regularly required to carry out the terms of his employment with the Company immediately prior to the Change of Control of greater than fifty (50) miles, Silleroy’s employment shall be terminated and the Company shall pay Silleroy:

(a)	an amount equal to twelve (12) months’ base salary at the rate at which Silleroy was being paid at the time of the Change of Control; plus

(b)
an amount equal to twelve (12) months’ premium contributions paid on behalf of Silleroy immediately prior to the Change of Control in connection with Silleroy’s participation in the Company’s health insurance plan, if any, and retirement plan, if any.

(c)
None of the benefits described in this Section 7.6 will be payable unless Silleroy has signed a general release which has become irrevocable in a form acceptable to the Company in the reasonable exercise of its discretion releasing the Company and any related corporation and their officers, directors, agents and employees from any and all claims and potential claims arising from or related to Silleroy’s employment and termination of employment.

ARTICLE 8—INDEMNIFICATION

8.1           Right of Indemnity

The Company shall protect, defend, indemnify and hold Silleroy harmless to the fullest extent permitted by Delaware law from and against any liability, loss, expense, damage or injury suffered or sustained by reason of any acts, omissions, or alleged acts or omissions arising out of his activities on behalf of the Company or in furtherance of the interests of the Company, including, but not limited to, any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim.

8.2           Advancement of Expenses

The Company shall pay to the fullest extent permitted by Delaware law, amounts actually and reasonably incurred by Silleroy in defending any proceeding covered by Section 8.1 above as such amounts are incurred, on receipt by the Company of an undertaking by or on behalf of Silleroy that the advance will be repaid if it is ultimately determined that Silleroy is not entitled pursuant to Section 8.1 above to be indemnified by the Company for those expenses.

ARTICLE 9—AGREEMENT

9.1           Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the employment of Silleroy and supersedes any prior understandings and agreements between the parties.

9.2           Amendment and Waivers

No amendments to this Agreement shall be valid or binding unless set forth in writing and duly executed by the parties hereto.  No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same, and unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

9.3           Assignment

This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.  This Agreement constitutes a personal service contract and is not assignable by Silleroy, his beneficiaries or legal representatives without the written consent of the Company.

9.4           Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such provision shall be restated to reflect as nearly as possible the original intention of the parties in accordance with the law, and such invalidity shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

9.5           Notices

Any notice to be made or given in connection with this Agreement shall be given in writing by personal delivery or by registered mail addressed to the recipient as follows:

To Silleroy:

Peak Minerals, Inc.
1100 East 6600 South
Suite 305
Salt Lake City, Utah  84121
USA
Attention: Legal Department

or such other address as may be designated by notice by either party to the other.  Any notice given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, and, if given by certified mail with return receipt, on the third day, other than a Saturday, Sunday or statutory holiday in Salt Lake City, Utah following the deposit thereof in the mail.  If the party giving any notice knows or ought reasonably to know of any difficulties with the postal system which may affect the delivery of the mail, any such communication shall be mailed but shall also be given by personal delivery.

9.6           Construction

The headings and captions of this Agreement are provided for convenience only and are not to be considered in construing or interpreting this agreement.  The language in all parts of this Agreement shall in all cases be construed according to its fair meaning and not strictly for or against the Company or Silleroy.

9.7           Governing Law

Except as otherwise specifically stated in a section of this Agreement, this Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Utah without reference to the principles of conflicts or law of Utah or any other jurisdiction.  If it should appear that any of the terms hereof are in conflict with any rule or law or statutory provision of the State of Utah, then the terms of this Agreement which may conflict with the law of the State of Utah shall be deemed inoperative and null and void insofar as they may be in conflict therewith, and shall be deemed modified to conform to such rule of law without in any manner affecting the validity or enforceability of the remaining terms or provisions.

9.8           Enforceability

Silleroy represents and warrants that the execution of this Agreement and the performance of any services hereunder is not prohibited by, or in conflict with, any other agreement or contract to which Silleroy is a party.

9.9           Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto, and is effective as of the date first written above.

Peak Minerals, Inc.

By: /s/ Lance D’Ambrosio
Its: CEO

Woods Silleroy

/s/ Woods Silleroy